Filed by Atlantic Coastal Acquisition Corp.

This communication is filed pursuant to Rule 425 under

the United States Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Atlantic Coastal Acquisition Corp.

Commission File Number: 001-40158

Date: December 23, 2021

ARTICLE

Essentium considering tuck-in acquisitions after SPAC merger, CEO says

December 22, 2021

By Sydney Halleman

Essentium, an end-to-end ecosystem provider for additive manufacturing, is forecasting targeted acquisitions and organic growth after its merger with a special purpose acquisition company (SPAC), CEO Blake Teipel said.

The College Station, Texas-based company anticipates conducting “highly targeted” tuck-in acquisitions of adjacent technologies, Teipel said, noting it could acquire in 2022. However, the core of its growth model is organic, he added.

Attractive targets include software and data products that could pair with Essentium’s hardware, Teipel said. Printing could also be an attractive area for acquisitions to add complementary capabilities, he said.

The company develops industrial 3D printing solutions for systems like materials, software and services. Essentium announced earlier this month that it will add metal additive manufacturing capabilities in addition to developing a line of systems that produce unique metallurgies and advanced microstructures. Its additive manufacturing products can save around 70% of energy compared to subtractive manufacturing, according to an investor presentation.

In July, Essentium announced that it would acquire 3D printing company and photopolymer printer Collider. Though the acquisition is small, it demonstrates the company’s targeted M&A approach, Teipel said.

The CEO has seen a shift in manufacturing over the last 18 months. Spurred by events like the COVID-19 pandemic, the Suez Canal blockage, and global trade politics, countries and companies want to centralize their industrial and supply bases, Teipel said. He pointed to backed up shipping ports that have been hammering the US supply chain.

“Americans are buying; there’s consumer sentiment; there’s consumer demand. But the supply chain is just not built to have flexibility and resilience,” he said. “There's a structural tailwind to distributed manufacturing solutions that provide supply chain resilience.”

The company has identified 280 potential customers that represent a USD 3.4bn revenue opportunity, Teipel said.

Essentium expects to generate USD 19.4m in revenue this year, according to an investor presentation. It is projecting USD 72.8m in revenue in 2022 and profitability by 2024.

SPAC sped up public debut

On 1 December, Essentium announced it had agreed to go public in a merger with Atlantic Coastal Acquisition [NASDAQ:ACAH] at a pro forma enterprise value of USD 974m. The transaction includes USD 346m cash held in trust by Atlantic Coastal and a USD 40m private investment in public equity (PIPE) anchored by BASF, Atalaya Capital Management and Apeiron Investment Group.

The company always planned to go public, and the stock market was favorable for growth-stage industrial companies, Teipel said. Access to public capital was attractive in the cash-intensive manufacturing technology sector, he explained.

It was advised to consider the SPAC merger over a traditional initial public offering, the CEO said, noting that a SPAC allowed Essentium to go public sooner. The SPAC route was attractive because of the capital from the transaction combined with access to public capital, he said.

It was attracted to Atlantic Coastal’s management team, which had experience in capital formation, Teipel said. With the merger, Essentium will add a former chief procurement officer at Ford Motor [NYSE:F] to its board.

Jefferies was the financial and capital markets advisor to Essentium, and Latham & Watkins provided legal counsel. Moelis served as exclusive financial advisor to Atlantic Coastal. Cantor Fitzgerald was the lead capital markets advisor and private placement agent to Atlantic Coastal, while BTIG, Needham & Co, and Farvahar Capital were additional capital markets advisors. Pillsbury Winthrop Shaw Pitman gave legal counsel to Atlantic Coastal.

Essentium has over 180 employees and wants to expand its sales and commercial teams.

The company has done around USD 30m of contracts for the US Department of Defense, according to company documents.

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Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination (the “Proposed Business Combination”) between Essentium and Atlantic Coastal, including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the services offered by Essentium and the markets in which it operates, and Essentium’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Atlantic Coastal’s securities, (ii) the risk that the Proposed Business Combination may not be completed by Atlantic Coastal’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Atlantic Coastal, (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the receipt of the requisite approvals of Atlantic Coastal’s shareholders and Essentium’s stockholders, respectively, the satisfaction of the minimum trust account amount following redemptions by Atlantic Coastal’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the Proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the Proposed Business Combination on Essentium’s business relationships, performance, and business generally, (vii) risks that the Proposed Business Combination disrupts current plans of Essentium and potential difficulties in Essentium employee retention as a result of the Proposed Business Combination, (viii) the outcome of any legal proceedings that may be instituted against Essentium or against Atlantic Coastal related to the agreement and plan of merger or the Proposed Business Combination, (ix) the ability to maintain the listing of Atlantic Coastal’s securities on The Nasdaq Stock Market LLC, (x) the price of Atlantic Coastal’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Essentium plans to operate, variations in performance across competitors, changes in laws and regulations affecting Essentium’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, and identify and realize additional opportunities, (xii) the impact of the global COVID-19 pandemic, (xiii) the enforceability of Essentium’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xiv) the ability of Essentium to protect the intellectual property and confidential information of its customers, (xv) the risk of downturns in the highly competitive additive manufacturing industry, and (xvi) other risks and uncertainties described in Atlantic Coastal’s registration statement on Form S-1 (File No. 333-253003), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2021 (the “Form S-1”), and its subsequent Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, Quarterly Reports on Form 10-Q, the Registration Statement (as defined below), the proxy statement/prospectus contained therein, and the other documents filed by Atlantic Coastal from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Essentium and Atlantic Coastal assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Essentium nor Atlantic Coastal gives any assurance that either Essentium or Atlantic Coastal, respectively, will achieve its expectations.

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Additional Information and Where to Find It

In connection with the Proposed Business Combination, Atlantic Coastal will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Atlantic Coastal’s ordinary shares in connection with Atlantic Coastal’s solicitation of proxies for the vote by Atlantic Coastal’s shareholders with respect to the Proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Essentium stockholders in connection with the Proposed Business Combination. After the Registration Statement has been filed and declared effective, Atlantic Coastal will mail a definitive proxy statement, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Atlantic Coastal’s shareholders in connection with the Proposed Business Combination. Atlantic Coastal will also file other documents regarding the Proposed Business Combination with the SEC. Before making any voting decision, investors and security holders of Atlantic Coastal and Essentium are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Atlantic Coastal through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Atlantic Coastal may be obtained free of charge from Atlantic Coastal’s website at www.atlanticcoastalacquisition.com or by written request to Atlantic Coastal at Atlantic Coastal Acquisition Corp., 6 St Johns Lane, Floor 5, New York, NY 10013.

Participants in the Solicitation

Atlantic Coastal and Essentium and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Atlantic Coastal’s shareholders in connection with the Proposed Business Combination. Information about Atlantic Coastal’s directors and executive officers and their ownership of Atlantic Coastal’s securities is set forth in Atlantic Coastal’s filings with the SEC. To the extent that holdings of Atlantic Coastal’s securities have changed since the amounts printed in the Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the Proposed Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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